UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vicarious Surgical Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

92561V109

(CUSIP Number)

July 13, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92561V109	Page 2 of 8 Pages

1	Name of Reporting Person: D8 Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

(1)	On July 13, 2022, D8 Sponsor LLC distributed 100% of the shares of Class A common stock, par value $0.0001 per share, of Vicarious Surgical Inc. held by it to its members in accordance with the terms of its limited liability company agreement.

CUSIP No. 92561V109	Page 3 of 8 Pages

1	Name of Reporting Person: David Chu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 815,446 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 815,446 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 815,446 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (3)
12	TYPE OF REPORTING PERSON IN

(1)	On July 13, 2022, D8 Sponsor LLC distributed 100% of the shares of Class A common stock, par value $0.0001 per share, of Vicarious Surgical Inc. (the “Issuer”) held by it to its members in accordance with the terms of its limited liability company agreement. David Chu and Donald Tang are the managers of D8 Sponsor LLC, and in that capacity, may have been deemed to have or share beneficial ownership of the securities held directly by D8 Sponsor LLC. Mr. Chu disclaimed any beneficial ownership of the securities held by D8 Sponsor LLC other than to the extent of any pecuniary interest he may have had therein, directly or indirectly.

(2)	D8 Sponsor LLC distributed 815,446 shares of Class A common stock of the Issuer to Mr. Chu in his capacity as a member of D8 Sponsor LLC.

(3)	Based on 101,454,717 shares of Class A common stock outstanding as of May 4, 2022, as reported in the Issuer’s Form 10-Q (File No. 001-39384) filed with the Securities and Exchange Commission on May 9, 2022.

CUSIP No. 92561V109	Page 4 of 8 Pages

1	Name of Reporting Person: Donald Tang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,047,753 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,047,753 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,047,753 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (3)
12	TYPE OF REPORTING PERSON IN

(1)	On July 13, 2022, D8 Sponsor LLC distributed 100% of the shares of Class A common stock, par value $0.0001 per share, of Vicarious Surgical Inc. (the “Issuer”) held by it to its members in accordance with the terms of its limited liability company agreement. David Chu and Donald Tang are the managers of D8 Sponsor LLC, and in that capacity, may have been deemed to have or share beneficial ownership of the securities held directly by D8 Sponsor LLC. Mr. Tang disclaimed any beneficial ownership of the securities held by D8 Sponsor LLC other than to the extent of any pecuniary interest he may have had therein, directly or indirectly.

(2)	Consists of (i) 1,021,454 shares of Class A common stock of the Issuer distributed by D8 Sponsor LLC to Mr. Tang in his capacity as a member of D8 Sponsor LLC, (ii) 13,739 vested restricted stock units (“RSUs”) held by Mr. Tang and (iii) 12,560 RSUs held by Mr. Tang which will vest within 60 days of the date hereof. Each RSU represents the right to receive one share of Class A common stock upon vesting.

(3)	Based on a total of 101,454,717 shares of Class A common stock outstanding consisting of (i) 101,454,717 shares of Class A common stock outstanding as of May 4, 2022, as reported in the Issuer’s Form 10-Q (File No. 001-39384) filed with the Securities and Exchange Commission on May 9, 2022, (ii) 13,739 vested RSUs held by Mr. Tang and (iii) 12,560 RSUs held by Mr. Tang which will vest within 60 days of the date hereof.

CUSIP No. 92561V109	Page 5 of 8 Pages

SCHEDULE 13G/A

Item 1(a)	Name of Issuer:

Vicarious Surgical Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

78 Fourth Avenue

Waltham, Massachusetts 02451

Item 2(a)	Name of Persons Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. D8 Sponsor LLC;

2. David Chu; and

3. Donald Tang.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

Suite 2810-12, One Pacific Place

88 Queensway, Admiralty, Hong Kong

Item 2(c)	Citizenship:

See responses to row 4 of the cover page for each Reporting Person.

Item 2(d)	Title of Class of Securities: Class A common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number: 92561V109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a).	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f).	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).	☐ A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

CUSIP No. 92561V109	Page 6 of 8 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

(a).	Amount beneficially owned:

See the response to row 9 of the cover page for each Reporting Person.

(b). Percent of class:

See the response to row 11 of the cover page for each Reporting Person.

(c). Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote:

See the response to row 5 of the cover page for each Reporting Person.

(ii). Shared power to vote or to direct the vote:

See the response to row 6 of the cover page for each Reporting Person.

(iii). Sole power to dispose or to direct the disposition of:

See the response to row 7 of the cover page for each Reporting Person

(iv). Shared power to dispose or to direct the disposition of:

See the response to row 8 of the cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification: Not Applicable.

CUSIP No. 92561V109	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2022

D8 SPONSOR LLC

By:	/s/ Donald Tang
Name:	Donald Tang
Title:	Manager

/s/ David Chu
Name:	David Chu

/s/ Donald Tang
Name:	Donald Tang

CUSIP No. 92561V109	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13G (File No. 005-92092), filed with the SEC on February 16, 2021).